Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: December 11, 2013

Outlet:	Blog/Inside Applied

Headline:	Merger of Equals Moving Forward

Date:	ASAP

Author:	Kevin Winston

Teaser:*	Applied and TEL executives discuss the integration planning and the expected benefits to employees, customers and the industry.

*	Teaser for Inside Applied Article only

Article:

Last week Applied Materials and Tokyo Electron held a media roundtable in Japan to discuss the merger of equals announced on September 24, 2013. Executives from both companies provided updates on the rationale behind the merger, the status of the integration planning, the expected benefits to employees, customers and the industry, as well as answered questions from the audience.

Tetsuro Higashi, Chairman, President and CEO of Tokyo Electron, who will become Chairman of the new company, and Mike Splinter, Executive Chairman of Applied Materials, who will serve as Vice-Chairman, addressed the audience of more than 20 members of the Japanese media.

Higashi-san discussed the current state of the semiconductor industry being one of rapid change, with major technology inflections caused by the insatiable consumer demand for mobile devices with increased functionality and lower power consumption. In this environment, he explained, companies must be able to respond to changes quickly and provide better and faster solutions at lower prices than ever before.

“I believe we are at a turning point in the history of semiconductors,” said Higashi-san. “The accelerating global spread of mobile devices is causing dramatic changes in the speed of technological innovation and complexity, and in the responsiveness to cost within the value chain. By bringing together the cutting-edge technologies and innovative products of Applied Materials and Tokyo Electron, we can help propel the industry forward to address new technical challenges, while delivering better, faster and at lower cost to customers.”

Since announcing the merger, both companies have spent considerable time with customers and have received generally positive feedback. According to Higashi-san, “I think a large part of the broad acceptance by our customers is their understanding of the solutions this merger will be able to provide and the value it will bring to them.”

Mike Splinter echoed Higashi-san’s comments on the benefits of the merger to customers and the industry stating, “We know advantages like longer battery life and portability – both enabled by precision materials engineering – will help our customers win the battle for mobility. Our merger will focus incredible engineering expertise to address these major technology inflections and grow the industry.”

When speaking on the integration planning, Splinter explained the companies are taking a disciplined and comprehensive approach to integration, addressing both corporate and cultural nuance so employees and operations will come together seamlessly to deliver for customers. Some of the integration work already underway includes organized teams who are committed to taking the greatest care to integrate thoughtfully, creating a company that functions effectively from day one.

“The more we plan for integration, the more evident our similarities become, such as our passion for customers, materials engineering and the success of our new company,” said Splinter. “Our teams are looking at business processes, our operating rhythm, cultural training and communications so we may rapidly create new value for customers.”

Splinter said the companies will conduct cultural training for employees so they understand the nuance and differences in doing business and working alongside colleagues from another culture.

“Though we come from different cultures, we share many common values and are dedicated to the success of our customers and driving technical innovation for the industry,” said Splinter. “Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.”

In closing the roundtable, Higashi-san and Splinter reiterated that the logic behind the merger remains clear and unchanged: to bring together deep engineering talent and innovative, leading technologies and products to create an expanded set of capabilities in precision materials engineering and patterning to solve customers’ high-value problems better, faster and at lower cost.

“With a foundation of people, technology and commitment, we look forward to creating a new global innovator to benefit our customers, employees, investors and the entire industry.” remarked Splinter.

More details about the integration will be available in mid-January, when an S-4 form will be filed with the U.S. Securities and Exchange Commission. The close of the merger is estimated for the second half of 2014.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.